UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

CARBONITE, INC.

(Name of Subject Company)

CARBONITE, INC.

(Name of Persons Filing Statement)

Common Stock, Par Value of $0.01 Per Share

(Title of Class of Securities)

141337105

(CUSIP Number of Class of Securities)

Mohamad Ali

President and Chief Executive Officer

CARBONITE, INC.

Two Avenue de Lafayette

Boston, Massachusetts 02111

Telephone (617) 587-1100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

COPIES TO:

Thomas A. Cole

Beth E. Flaming

Matthew J. Rizzo

Sidley Austin LLP

1 South Dearborn Street

Chicago, IL 60603

Telephone (312) 853-7000

Fax (312) 853-7036

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Schedule 14D-9 (as amended or supplemented from time to time, including pursuant to this Amendment No. 2, the “Statement”) originally filed by Carbonite, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on January 9, 2015.

Except to the extent specifically provided in this Amendment No. 2, the information set forth in the Statement remains unchanged. Capitalized terms used in this Amendment No. 2 without definition shall have the meanings specified in the Statement.

Item 1.	Subject Company Information.

Item 1. “Subject Company Information” is hereby amended as follows:

The paragraph in the section entitled “Securities” is hereby amended and restated in its entirety as follows:

The title of the class of equity securities to which this Statement relates is the Company’s common stock, par value $0.01 per share (the “Shares”), and the associated preferred share purchase rights (the “Rights”) issued pursuant to the Rights Agreement, dated as of January 9, 2015 (as amended from time to time, the “Rights Agreement”), by and between the Company and American Stock Transfer & Trust Company, LLC, as rights agent. Unless the context requires otherwise, all references to the Shares include the Rights, and all references to the Rights include the benefits that may inure to the holders of the Rights pursuant to the Rights Agreement.

As of January 27, 2015, there were 27,218,663 Shares issued and outstanding (not including 2,009 Shares that were held in the treasury of the Company). In addition, as of January 27, 2015, 3,399,343 Shares were subject to outstanding options to purchase Shares (each, an “Option”), 842,122 Shares were subject to outstanding restricted stock units (each, an “RSU”) and 22,500 Shares were subject to outstanding restricted stock awards (each such award, a “Restricted Stock Award”).

Item 2.	Identity and Background of Filing Person.

Item 2. “Identity and Background of Filing Person” is hereby amended as follows:

The last sentence of the first paragraph under the section entitled “Tender Offer” is hereby amended and restated in its entirety as follows:

According to the Offer to Purchase, the expiration date of the Offer has been extended from 5:00 P.M., New York City Time, on January 26, 2015 to 5:00 P.M., New York City Time, on February 26, 2015 (the “Expiration Date”), unless the Offer is further extended. The Offer is on the terms and subject to the conditions set forth in the Offer to Purchase and Schedule TO.

The fifth paragraph under the section entitled “Tender Offer” is hereby amended to delete “and” at the end of the second bullet; to replace the period at the end of the third bullet with “; and”; and to add a fourth bullet point as follows:

•	the “Rights Condition” – the Board having redeemed the Rights or the Offeror being satisfied, in its sole discretion, that such Rights have been invalidated or are otherwise inapplicable to the Offer and any potential subsequent merger.

Item 4.	The Solicitation or Recommendation.

Item 4. “The Solicitation or Recommendation” is hereby amended as follows:

The following paragraph is hereby added to the end of the section entitled “Background of the Offer and Reasons for Recommendation— Background of the Offer”:

On January 9, 2015, the Company filed its Schedule 14D-9 Solicitation/Recommendation Statement with the SEC and announced (a) the Board’s unanimous rejection of the Offer, (b) that the Board had authorized the Company to explore strategic alternatives, including a potential sale of the Company and/or potential material acquisitions and (c) the adoption of the Rights Agreement to provide the Board with sufficient time to consider any and all strategic alternatives. Shortly thereafter, Deutsche Bank representatives contacted Mr. Ressler to inquire about who at j2 (or its financial advisor) Deutsche Bank representatives should contact in connection with the Company’s exploration of strategic alternatives, and Mr. Ressler requested that the Deutsche Bank representatives contact Mr. Turicchi.

On January 12, 2015, Deutsche Bank representatives spoke with Mr. Turicchi and indicated that j2 would need to enter into a confidentiality agreement in order to receive due diligence materials and be included in the formal process undertaken by the Company in connection with the potential sale of the Company (the “Sale Process”). Later that day, the Deutsche Bank representatives sent j2 a draft confidentiality agreement, which included a customary one-year standstill provision.

On January 15, 2015, representatives of Sullivan & Cromwell LLP, counsel to j2 (“S&C”), sent to Sidley Austin representatives a revised version of the confidentiality agreement, containing a two-month standstill provision that would permit j2 and its affiliates to launch a full proxy contest against the Company during such two-month period and whilst j2 was receiving confidential Company information in connection with the Sale Process.

On January 16, 2015, the Board held a special telephonic meeting at which representatives of Deutsche Bank, Foley and Sidley Austin were present. During the meeting, the Sidley Austin representatives reviewed the terms of j2’s revised draft of the confidentiality agreement. The Board then discussed a proposed response to the draft and potential next steps. The Deutsche Bank representatives then reported on the status of conversations with parties potentially interested in acquiring the Company and conversations with other parties regarding potential acquisition transactions.

During the week of January 19, 2015, negotiations between Sidley Austin and S&C representatives continued with respect to the confidentiality agreement.

On January 23, 2015, the Board held a special telephonic meeting at which representatives of Deutsche Bank, Foley and Sidley Austin were present. During the meeting, the Deutsche Bank representatives reported on the status of conversations with parties potentially interested in acquiring the Company and conversations with other parties regarding potential acquisition transactions. The Sidley Austin representatives then reviewed the status of the negotiations with j2’s counsel relating to the confidentiality agreement, and the Board discussed potential next steps.

Also on January 23, 2015, Sidley Austin representatives contacted S&C representatives to inform them that the Company was requiring a standstill from other bidders, that the Company had agreement from other bidders to a standstill and that the Company remained interested in having j2 in the Sale Process. In an effort to resolve the open issues on the confidentiality agreement, the Sidley Austin representatives proposed a standstill period ending on June 30, 2015, with j2 preserving its option to conduct a proxy contest so long as (a) j2 terminated the Offer, (b) j2 was limited to nominating two candidates who are independent of both j2 and the Company and (c) j2 agreed to certain other provisions contained in the original draft of the confidentiality agreement. The Sidley Austin representatives communicated to the S&C representatives that they thought the Board would agree to this proposal, but that the Board had not yet fully authorized it.

On January 26, 2015, S&C representatives conveyed to Sidley Austin representatives j2’s response to the January 23, 2015 proposal, indicating that j2 would agree to a standstill period ending on June 30, 2015 but would not agree to terminate the Offer or any constraints on its ability to conduct a proxy contest. In addition, the S&C representatives stated that j2 desired that the Board approve under Section 203, and waive the Rights Agreement with respect to, the acquisition of Shares tendered pursuant the Offer.

On January 27, 2015, j2 and the Offeror announced an extension of the expiration date of the Offer to 5:00 p.m., New York City Time, on February 26, 2015. Additionally, j2 announced that a total of 6,179,366 Shares had been tendered in the Offer and not withdrawn as of 5:00 p.m., New York City Time, on January 26, 2015. According to the Schedule TO, as of January 27, 2015, j2 and its subsidiaries beneficially owned 2,539,920 Shares, representing approximately 9.3% of the issued and outstanding Shares as of January 27, 2015.

On January 29, 2015, the Board held a regularly scheduled in-person meeting in Boston, Massachusetts at which representatives of Deutsche Bank, Foley and Sidley Austin were present. During this meeting, the Sidley Austin representatives reviewed the status of confidentiality agreement negotiations with j2. Furthermore, the Board unanimously determined that it was not in the best interests of the Company or its stockholders to approve under Section 203, or waive the Rights Agreement with respect to, the acquisition of Shares tendered pursuant the Offer.

Annex A

Annex A (entitled “Conditions to the Offer”) is hereby amended and restated in its entirety as follows:

The Schedule TO provides that consummation of the Offer is conditioned upon, among other things:

(i) the waiting period under the HSR Act, if applicable, and any necessary approvals or waiting periods under the laws of any foreign jurisdictions applicable to the purchase of Shares pursuant to the Offer having expired or been terminated or obtained, as applicable, without any actions or proceedings having been threatened or commenced by any federal, state or foreign government, governmental authority or agency seeking to challenge the Offer on antitrust grounds, as described in the Offer to Purchase (the “Antitrust Condition”);

(ii) the Company not being a party to any agreement or transaction having the effect of impairing, in the reasonable judgment of the Offeror, the Offeror’s or j2’s ability to acquire the Shares or the Company or otherwise diminishing the expected value to j2 of the acquisition of Carbonite (the “Impairment Condition”);

(iii) the Offeror being satisfied, in its reasonable judgment, that it will not be subject to the restrictions of Section 203 of the DGCL (the “203 Condition”); and

(iv) the Board having redeemed the Rights or the Offeror being satisfied, in its sole discretion, that such Rights have been invalidated or are otherwise inapplicable to the Offer and any potential subsequent merger (the “Rights Condition”).

The Schedule TO provides that, notwithstanding any other provision of the Offer, the j2 Group is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c)under the Exchange Act (relating to the Offeror’s obligation to pay for or return tendered Shares promptly after termination or expiration of the Offer), pay for any Shares, and may terminate or amend the Offer, if before the Expiration Date the Antitrust Condition, the Impairment Condition, the Rights Condition or the 203 Condition shall not have been satisfied, or if, at any time on or after the date of the Schedule TO and before the expiration of the Offer, any of the following conditions exist:

(i) there is threatened, instituted or pending any claim, action or proceeding by any government, governmental authority or agency or any other person, domestic, state, federal, foreign or supranational, (a) challenging or seeking to, or which is reasonably likely to, make illegal, delay or otherwise, directly or indirectly, restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some or all of the Shares by the j2 Group or any of its subsidiaries or affiliates or the consummation by the j2 Group or any of its subsidiaries or affiliates of a merger or other similar business combination involving the Company, (b) seeking to obtain material damages in connection with, or otherwise directly or indirectly relating to, the transactions contemplated by the Offer or any such merger or other similar business combination, (c) seeking to restrain or prohibit the exercise of the j2 Group’s full rights of ownership or operation by the j2 Group or any its subsidiaries or affiliates of all or any portion of the j2 Group’s business or assets or those of the Company or any of the j2 Group’s or the Company’s respective subsidiaries or affiliates or to compel the j2 Group or any of the j2 Group’s subsidiaries or affiliates to dispose of or hold separate all or any portion of the j2 Group’s business or assets or those of the Company or any of the j2 Group’s or the Company’s respective subsidiaries or affiliates or seeking to impose any limitation on the j2 Group or any of its subsidiaries’ or affiliates’ ability to conduct such businesses or own such assets, (d) seeking to impose or confirm limitations on the j2 Group’s ability or that of any of its subsidiaries or affiliates effectively to retain and exercise full rights of ownership of the Shares, including the right to vote any Shares acquired or owned by the j2 Group or any of its subsidiaries or affiliates on all matters properly presented to the Company’s stockholders, (e) seeking to require divestiture or sale by the j2 Group or any of its subsidiaries or affiliates of any Shares, (f) seeking relief that if granted will result in a material diminution in the benefits expected, in the j2 Group’s reasonable judgment, to be derived by the j2 Group or any of its subsidiaries or affiliates as a result of the transactions contemplated by the Offer or any merger or other business combination involving the Company or (g) that otherwise, in the j2 Group’s reasonable judgment, has or may have material adverse significance with respect to either the value of the Company or any of its subsidiaries or affiliates or the value of the Shares to the j2 Group or any of its subsidiaries or affiliates;

(ii) any action is taken, or any statute, rule, regulation, interpretation, judgment, injunction, order or decree is proposed, enacted, enforced, promulgated, amended, issued or deemed applicable to j2, the Offeror or any of their subsidiaries or affiliates, the Offer, the acceptance for payment of or payment for Shares, or any merger or other business combination involving the Company, by any court, government or governmental authority or agency, domestic, foreign or supranational (other than the application of the waiting period provisions of any antitrust laws to the Offer or to any such merger or other business combination), that, in the j2 Group’s reasonable judgment, does or may, directly or indirectly, result in any of the outcomes which may occur as a result of the actions referred to in clauses (a) through (g) of paragraph (i) above;

(iii) any change occurs or is threatened (or any development occurs or is threatened involving a prospective change) in the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of the Company or any of its subsidiaries that, in the j2 Group’s reasonable judgment, is or may be materially adverse to the Company or any of its subsidiaries, the j2 Group become aware of any facts that, in its reasonable judgment, have or may have material adverse significance with respect to either the value of the Company or any of its subsidiaries or the value of the Shares to the

j2 Group, or the j2 Group becomes aware of any material contractual right or obligation of the Company or any of its subsidiaries that, in the j2 Group’s reasonable judgment, could result in a material decrease in the value of the Shares to the j2 Group purchased in the Offer;

(iv) there occurs (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (b) any decline in either the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15%, measured from the close of business on December 23, 2014, (c) any change in the general political, market, economic or financial conditions in the United States or elsewhere that, in the j2 Group’s reasonable judgment, could have a material adverse effect on the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of the Company and its subsidiaries, taken as a whole, (d) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (e) any material adverse change (or development or threatened development involving a prospective material adverse change) in United States dollars or any other currency exchange rates or a suspension of, or a limitation on, the markets therefor, (f) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any attack on or outbreak or act of terrorism involving the United States, (g) any limitation (whether or not mandatory) by any governmental authority or agency on, or any other event that, in the j2 Group’s reasonable judgment, may adversely affect, the extension of credit by banks or other financial institutions or (h) in the case of any of the foregoing existing at the time of commencement of the Offer, a material acceleration or worsening thereof;

(v) (a) a tender or exchange offer for some or all of the Shares has been publicly proposed to be made or has been made by another person (including the Company or any of its subsidiaries or affiliates), or has been publicly disclosed, or the j2 Group otherwise learns that any other person or “group” (as defined in Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than five percent (5%) of any class or series of capital stock of the Company (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than five percent (5%) of any class or series of capital stock of the Company (including the Shares) other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a Schedule 13D or 13G on file with the SEC on the date of the Offer, (b) any such person or group which, prior to the date of the Offer, had filed such a Schedule with the SEC has acquired or proposes to acquire beneficial ownership of additional shares of any class or series of capital stock of the Company, through the acquisition of stock, the formation of a group or otherwise, constituting one percent (1%) or more of any such class or series, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of the Company constituting one percent (1%) or more of any such class or series, (c) any person or group has entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer or a merger, consolidation or other business combination with or involving the Company or

(d) any person has filed a Notification and Report Form under the HSR Act or made a public announcement reflecting an intent to acquire the Company or any assets or securities of the Company;

(vi) the Company or any of its subsidiaries has (a) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the Shares or its capitalization, (b) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities, (c) issued or sold, or authorized or proposed the issuance or sale of, any additional Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than the issuance of Shares pursuant to and in accordance with the publicly disclosed terms in effect prior to commencement of the Offer of employee stock options outstanding prior to such date), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, (d) permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of the Company, (e) declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of the Company, including without limitation any distribution of shares of any class or any other securities or warrants or rights (other than a distribution in accordance with the Rights Agreement as publicly disclosed to be in effect on January 9, 2015), (f) altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business (other than to amend the Rights Agreement to make the Rights inapplicable to the Offer and any potential subsequent merger thereafter), (g) authorized, recommended, proposed or announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or relinquishment of any material contract or other right of the Company or any of its subsidiaries or any comparable event not in the ordinary course of business, (h) authorized, recommended, proposed or announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in the j2 Group’s reasonable judgment, has or may have material adverse significance with respect to either the value of the Company or any of its subsidiaries or affiliates or the value of the Shares to the j2 Group or any of its subsidiaries or affiliates, (i) adopted, entered into or amended any employment, severance, change of control, retention or other similar agreement, arrangement or plan with or for the benefit of any of its officers, directors, employees or consultants or made grants or awards thereunder, in each case other than in the ordinary course of business, or adopted, entered into or amended any such agreements, arrangements or plans so as to provide for increased benefits to officers, directors, employees or consultants as a result of or in connection with the making of the Offer, the acceptance for payment of or payment for some of or all the Shares by the j2 Group or the j2 Group’s consummation of any merger or other similar business combination involving the Company (including, in each case, in combination with any other event such as termination of employment or service), (j) except as may be required by law, taken any action to terminate or amend or materially increase liability under any employee benefit plan (as defined in Section 3(2)

of the Employee Retirement Income Security Act of 1974) of the Company or any of its subsidiaries, or the j2 Group shall have become aware of any such action which was not previously announced, (k) transferred into escrow (or other similar arrangement) any amounts required to fund any existing benefit, employment, severance, change of control or other similar agreement, in each case other than in the ordinary course of business or (l) amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) or the j2 Group becomes aware that the Company or any of its subsidiaries shall have amended, or authorized or proposed any amendment to any of their respective certificates of incorporation or bylaws (or other similar constituent documents) which has not been previously disclosed (in each case, other than to amend the Rights Agreement to make the Rights inapplicable to the Offer and any potential subsequent merger thereafter);

(vii) the j2 Group becomes aware (a) that any material contractual right of the Company or any of its subsidiaries has been impaired or otherwise adversely affected or that any material amount of indebtedness of the Company or any of its subsidiaries (other than indebtedness under its existing indenture(s)) has been accelerated or has otherwise become due or become subject to acceleration prior to its stated due date, in each case with or without notice or the lapse of time or both, as a result of or in connection with the Offer or the consummation by the j2 Group or any of the j2 Group’s subsidiaries or affiliates of a merger or other similar business combination involving the Company or (b) of any covenant, term or condition in any instrument or agreement of the Company or any of its subsidiaries that, in the j2 Group’s reasonable judgment, has or may have material adverse significance with respect to either the value of the Company or any of its affiliates or the value of the Shares to the j2 Group or any of its affiliates (including any event of default that may ensue as a result of or in connection with the Offer, the acceptance for payment of or payment for some or all of the Shares by the j2 Group or the j2 Group’s consummation of a merger or other similar business combination involving the Company);

(viii) the j2 Group and the Company reach any agreement or understanding pursuant to which it is agreed that the Offer will be terminated;

(ix) the Company or any of its subsidiaries shall have (a) granted to any person proposing a merger or other business combination with or involving the Company or any of its subsidiaries or the purchase of securities or assets of the Company or any of its subsidiaries any type of option, warrant or right which, in the j2 Group’s reasonable judgment, constitutes a “lock-up” device (including a right to acquire or receive any Shares or other securities, assets or business of the Company or any of its subsidiaries) or (b) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase; or

(x) any required approval, permit, authorization, extension, action or non-action, waiver or consent of any governmental authority or agency (including the other matters described or referred to in “The Offer—Section 15—Certain Legal Matters; Regulatory Approvals; Appraisal Rights”) shall not have been obtained on terms satisfactory to j2 and the Offeror or any waiting period or extension thereof imposed by any government or governmental authority or agency with respect to the Offer shall not have expired.

The foregoing conditions are for the sole benefit of j2, the Offeror and their affiliates and may be asserted by the j2 Group in its discretion regardless of the circumstances giving rise to any such conditions or may be waived by the j2 Group in its discretion in whole or in part at any time or from time to time before the Expiration Date. The j2 Group expressly reserves the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer. The j2 Group’s failure at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such right. The waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances. Each such right shall be deemed an ongoing right which may be asserted at any time or from time to time.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CARBONITE, INC.

By:	/s/ Danielle Sheer
Danielle Sheer
General Counsel, Vice President, and Secretary

Dated: January 29, 2015